Filed Pursuant to Rule 433

Registration No. 333-231871

Final Term Sheet

May 13, 2020

E.I. du Pont de Nemours and Company (d/b/a Corteva Agriscience)

$500,000,000 1.700% Senior Notes due 2025

$500,000,000 2.300% Senior Notes due 2030

This final term sheet, dated May 13, 2020 (this “Final Term Sheet”), should be read together with the preliminary prospectus supplement, dated May 12, 2020 (the “Preliminary Prospectus Supplement”), of E.I. du Pont de Nemours and Company (d/b/a Corteva Agriscience) (the “Company”). The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent therewith. Capitalized terms used but not defined in this Final Term Sheet shall have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	E.I. du Pont de Nemours and Company (d/b/a Corteva Agriscience)

Title of Securities:	1.700% Senior Notes due 2025 (the “2025 Notes”) 2.300% Senior Notes due 2030 (the “2030 Notes” and, together with the 2025 Notes, the “Notes”)

Ratings (Moody’s / S&P / Fitch)*:	A3 / A- / A (stable / stable / stable)

Distribution:	SEC-registered

Trade Date:	May 13, 2020

Settlement Date (T+2):	May 15, 2020

Maturity Date:	2025 Notes: July 15, 2025 2030 Notes: July 15, 2030

Aggregate Principal Amount Offered:	2025 Notes: $500,000,000 2030 Notes: $500,000,000

Price to Public (Issue Price):	2025 Notes: 99.910% 2030 Notes: 99.637%

Yield to Maturity:	2025 Notes: 1.718% 2030 Notes: 2.340%

Interest Rate:	2025 Notes: 1.700% per annum 2030 Notes: 2.300% per annum

Interest Payment Dates:	2025 Notes: Semi-annually on each January 15 and July 15, commencing January 15, 2021 2030 Notes: Semi-annually on each January 15 and July 15, commencing January 15, 2021

Benchmark Treasury:	2025 Notes: 0.375% due April 30, 2025 2030 Notes: 1.500% due February 15, 2030

Spread to Benchmark Treasury:	2025 Notes: + 140 basis points 2030 Notes: + 170 basis points

Benchmark Treasury Price:	2025 Notes: 100-09 2030 Notes: 108-04

Benchmark Treasury Yield:	2025 Notes: 0.318% 2030 Notes: 0.640%

Applicable Par Call Date:	2025 Notes: June 15, 2025 2030 Notes: April 15, 2030

Optional Redemption:

Prior to the Applicable Par Call Date, each series of Notes will be redeemable as a whole at any time or in part from time to time, at the option of the Company, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) as determined by the Company, the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the Applicable Par Call Date (exclusive of any accrued interest), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, in the case of the 2025 Notes, and 30 basis points, in the case of the 2030 Notes, plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Applicable Par Call Date, each series of Notes will be redeemable as a whole at any time or in part from time to time, at the option of the Company, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Joint Bookrunners:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Goldman Sachs & Co. LLC
BofA Securities, Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

Senior Co-Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Santander Investment Securities Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc.
Credit Agricole Securities (USA) Inc. Morgan Stanley & Co. LLC Rabo Securities USA, Inc. Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Citizens Capital Markets, Inc. Deutsche Bank Securities Inc. ING Financial Markets LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC Westpac Capital Markets LLC

CUSIP / ISIN:	2025 Notes: 263534CN7 / US263534CN75 2030 Notes: 263534CP2 / US263534CP24

*	A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Company and Corteva, Inc. have filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by contacting (i) Credit Suisse Securities (USA) LLC at Credit Suisse Prospectus Department, Eleven Madison Avenue, New York, NY 10010; tel: 1-800-221-1037, e-mail:usa.prospectus@credit-suisse.com, (ii) J.P. Morgan Securities LLC at J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attn: Investment Grade Syndicate Desk or by telephone at (212) 834-4533 or (iii) Goldman Sachs & Co. LLC at Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-212-902-1171, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

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